UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant
To § 240.13d-1(b), (c), and (d) and Amendments Thereto Filed
Pursuant To § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Celator Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

15089R102
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐ Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15089R102	SCHEDULE 13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Quaker BioVentures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER* 1,345,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,345,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,345,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 5.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes 58,126 shares issuable upon exercise of a warrant to purchase the Issuer’s common stock.
**
Based on 26,026,793 shares of the Issuer’s common stock issued and outstanding as of November 6, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities Exchange Commission (the “SEC”) on November 12, 2013.

CUSIP No. 15089R102	SCHEDULE 13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Garden State Life Sciences Venture Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER* 658,072
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 658,072
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,072
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 2.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes 67,645 shares issuable upon exercise of a warrant to purchase the Issuer’s common stock.
**
Based on 26,026,793 shares of the Issuer’s common stock issued and outstanding as of November 6, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2013.

CUSIP No. 15089R102	SCHEDULE 13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Quaker BioVentures Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER* 2,003,472
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,003,472
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,003,472
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 7.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes 125,771 shares issuable upon exercise of a warrant to purchase the Issuer’s common stock.
**
Based on 26,026,793 shares of the Issuer’s common stock issued and outstanding as of November 6, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2013.

CUSIP No. 15089R102	SCHEDULE 13G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Quaker BioVentures Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER* 2,003,472
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,003,472
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,003,472
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 7.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes 125,771 shares issuable upon exercise of a warrant to purchase the Issuer’s common stock.
**
Based on 26,026,793 shares of the Issuer’s common stock issued and outstanding as of November 6, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2013.

CUSIP No. 15089R102	SCHEDULE 13G	Page 6 of 11 Pages

Item 1(a)	Name of Issuer: Celator Pharmaceuticals, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 200 Princeton South Corporate Drive, Suite 180 Ewing, NJ 08628
Item 2(a)	Name of Person Filing: Quaker BioVentures, L.P. Garden State Life Sciences Venture Fund, L.P. Quaker BioVentures Capital, L.P. Quaker BioVentures Capital, LLC
Item 2(b)
Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is 2929 Arch Street, Cira Centre, Philadelphia, PA 19104-2868.

Item 2(c)	Citizenship: Quaker BioVentures, L.P. – Delaware Garden State Life Sciences Venture Fund, L.P. – Delaware Quaker BioVentures Capital, L.P. – Delaware Quaker BioVentures Capital, LLC – Delaware
Item 2(d)	Title of Class of Securities: Common Stock, $0.001 par value per share
Item 2(e)	CUSIP Number: 15089R102
Item 3	Not applicable.
Item 4
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owned:
Quaker BioVentures, L.P. –   1,345,400
Garden State Life Sciences Venture Fund, L.P. – 658,072
Quaker BioVentures Capital, L.P. –  2,003,472
Quaker BioVentures Capital, LLC –  2,003,472

CUSIP No. 15089R102	SCHEDULE 13G	Page 7 of 11 Pages

(b)           Percent of class:
Quaker BioVentures, L.P. – 5.2%
Garden State Life Sciences Venture Fund, L.P. – 2.5%
Quaker BioVentures Capital, L.P. – 7.7%
Quaker BioVentures Capital, LLC – 7.7%

(c)           Number of shares as to which the person has:
(i)Sole power to vote or to direct the vote

Quaker BioVentures, L.P. – 0
Garden State Life Sciences Venture Fund, L.P. – 0
Quaker BioVentures Capital, L.P. – 0
Quaker BioVentures Capital, LLC – 0

(ii)Shared power to vote or to direct the vote
Quaker BioVentures, L.P. –   1,345,400

Garden State Life Sciences Venture Fund, L.P. – 658,072 Quaker BioVentures Capital, L.P. – 2,003,472

Quaker BioVentures Capital, LLC – 2,003,472

(iii)Sole power to dispose or to direct the disposition of

Quaker BioVentures, L.P. – 0
Garden State Life Sciences Venture Fund, L.P. – 0
Quaker BioVentures Capital, L.P. – 0
Quaker BioVentures Capital, LLC – 0

(iv)Shared power to dispose or to direct the disposition of
Quaker BioVentures, L.P. – 1,345,400
Garden State Life Sciences Venture Fund, L.P. – 658,072
Quaker BioVentures Capital, L.P. – 2,003,472
Quaker BioVentures Capital, LLC – 2,003,472

The beneficial ownership amounts disclosed above include (i) 58,126 shares issuable upon exercise of a warrant to purchase the Issuer’s common stock held by Quaker BioVentures, L.P.; and (ii) 67,645 shares issuable upon exercise of a warrant to purchase the Issuer’s common stock held by Garden State Life Sciences Venture Fund, L.P. Quaker BioVentures Capital, L.P. is the general partner of each of Quaker BioVentures, L.P. and Garden State Life Sciences Venture Fund, L.P., and Quaker BioVentures Capital, LLC is the general partner of Quaker BioVentures Capital, L.P.

Item 5
Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

CUSIP No. 15089R102	SCHEDULE 13G	Page 8 of 11 Pages

Item 8
Identification and Classification of Members of the Group.
Each of the Reporting Persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

Item 9	Notice of Dissolution of Group. Not applicable.
Item 10	Certification. Not applicable.

CUSIP No. 15089R102	SCHEDULE 13G	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014

QUAKER BIOVENTURES, L.P.

By: Quaker BioVentures Capital, L.P., its general partner

By: Quaker BioVentures Capital, LLC, its general partner

/s/ Richard S. Kollender
Name:         Richard S. Kollender
Title:           Managing Member

GARDEN STATE LIFE SCIENCES VENTURE FUND, L.P.

By: Quaker BioVentures Capital, L.P., its general partner

By: Quaker BioVentures Capital, LLC, its general partner

/s/ Richard S. Kollender
Name:         Richard S. Kollender
Title:           Managing Member

QUAKER BIOVENTURES CAPITAL, L.P. By: Quaker BioVentures Capital, LLC, its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Managing Member
QUAKER BIOVENTURES CAPITAL, LLC /s/ Richard S. Kollender Name: Richard S. Kollender Title: Managing Member

CUSIP No. 15089R102	SCHEDULE 13G	Page 10 of 11 Pages

Exhibit 1
JOINT FILING AGREEMENT

Joint Filing Agreement, dated as of February 13, 2014, is by and among Quaker BioVentures, L.P., Garden State Life Sciences Venture Fund, L.P., Quaker BioVentures Capital, L.P., and Quaker BioVentures Capital, LLC (the “Quaker Filers”).

Each of the Quaker Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.001 per share, of Celator Pharmaceuticals, Inc. beneficially owned by it from time to time.  Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the Quaker Filers hereby agree to be responsible for the timely filing of the Schedule 13G and any amendments thereto on behalf of the Quaker Filers, and for the completeness and accuracy of the information concerning itself contained therein.  Each of the Quaker Filers hereby further agree to file this Joint Filing Agreement as an exhibit to the statement and each such amendment, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Quaker Filers upon one week’s prior written notice or such lesser period of notice as the Quaker Filers may mutually agree.

Executed and delivered as of the date first above written.

Date: February 13, 2014

QUAKER BIOVENTURES, L.P.

By: Quaker BioVentures Capital, L.P., its general partner

By: Quaker BioVentures Capital, LLC, its general partner

/s/ Richard S. Kollender
Name:         Richard S. Kollender
Title:           Managing Member

GARDEN STATE LIFE SCIENCES VENTURE FUND, L.P.

By: Quaker BioVentures Capital, L.P., its general partner

By: Quaker BioVentures Capital, LLC, its general partner

/s/ Richard S. Kollender
Name:         Richard S. Kollender
Title:           Managing Member

QUAKER BIOVENTURES CAPITAL, L.P. By: Quaker BioVentures Capital, LLC, its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Managing Member

CUSIP No. 15089R102	SCHEDULE 13G	Page 11 of 11 Pages

QUAKER BIOVENTURES CAPITAL, LLC /s/ Richard S. Kollender Name: Richard S. Kollender Title: Managing Member